1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2013
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date October 31, 2013	By /s/ Xu Bo Name: Xu Bo Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600) 2013 THIRD QUARTERLY REPORT

This announcement is made by Aluminum Corporation of China Limited* (the "Company" or, together with its subsidiaries, the "Group") pursuant to Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and Rules 13.09 and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

1	IMPORTANT NOTICE

1.1

The board of directors, the supervisory committee, the directors, supervisors and senior management members of the Company guarantee the truthfulness, accuracy and completeness of this quarterly report, that it contains no false representation, misleading statement or material omission, and assume several and joint liabilities.

1.2	All the directors of the Company attended the Board meeting and reviewed the quarterly report.

* For identification purpose only

1.3	Name of Person-in-charge of the Company	Xiong Weiping
	Name of Person-in-charge of Accounting	Xie Weizhi
	Name of Person-in-charge for the Accounting	Lu Dongliang
Department (head of the Accounting Depertment)

Xiong Weiping, Person-in-charge of the Company, Xie Weizhi, Person-in-charge of Accounting, and Lu Dongliang, Head of the Accounting Department warrant the truthfulness, accuracy and completeness of the financial statements in this quarterly report.

1.4	The financial statements in the third quarterly report of the Company have not been audited.

2.	PRINCIPAL FINANCIAL INFORMATION OF THE COMPANY AND THE CHANGES OF SHAREHOLDERS

2.1	Principal financial information

Unit:'000 Currency: RMB

			Change from
	The end of the	The end of the	the end of
	reporting period	previous year	the previous year
			(%)

Total assets	206,309,346	175,016,882	17.88
Net assets per share attributable to
shareholders of the Company	41,751,213	43,835,118	-4.75

From the beginning
	of the year	From the beginning
	to the end of	of the previous year
	the reporting	to the end of the
	period	reporting period of the	Change from
	(January to	previous year	the same period
	September)	(January - September)	last year
(%)

Net cash flow from operating activities	2,352,819	-795,430	N/A

		From the beginning
	From the beginning	of the previous year to
	of the year to	the end of the
	the end of the	reporting period	Change from
	reporting period	of the previous year	the same period
	(January - September)	(January - September)	last year
			(%)

Operating income	122,062,786	108,832,561	12.16
Net profit attributable to shareholders
of the Company	-1,845,646	-4,335,471	N/A
Net profit after extraordinary gains
and losses attributable to shareholders
of the Company	-4,893,076	-4,526,126	N/A
Return on net assets (weighted average) (%)	-4.31	-8.72	N/A
Basic profit per share (RMB per share)	-0.14	-0.32	N/A
Diluted earnings per share (RMB per are)	-0.14	-0.32	N/A

Deducting the gains and losses arising from extraordinary items and amount:

Unit: Thousand Currency: RMB

		Amount from the
		beginning of the year
	Amount for the	to the end of the
	current period	reporting period
Items	(July - September)	(January - September)

Gains and losses from disposal of non-current assets	17,395	235,473
Government subsidies included in the gains and losses
for the period (excluding government subsidies closely
related to the ordinary business of the Company and
are granted on an ongoing basis under
the state's policies according to
certain standard amount or quantity)	157,299	703,068
Except for the hedging business that is related to the
ordinary business of the Company, the fair value gains
or losses arising from held-for-trading financial assets
and liabilities and investment income from disposing
held-for-trading financial assets and liabilities and
available-for-sale financial assets	61,595	94,282
Written back of the provision for impairment of
accounts receivable that is individually tested
for impairment	19,320	44,915
Gains or losses from external entrusted loans	15,519	40,814
Other non-operating income and expenses other
than above items	49,048	61,988
Profits from the initial investments in an associate	0	638,907
Income from disposal of long-term equity investment	0	508,910
Loss from disposal of associates	0	-1,491
Income from disposal of the rest of equity of
long-term equity investment re-calculated at fair value	0	804,766
Investment income from the associates in the previous
years re-calculated at fair value as at acquisition date	0	41,584
Investment income from wealth management products	1,767	47,150
Income tax effect	-23,235	-57,866
Minority interests effect (after tax)	-9,005	-115,070

Total	289,703	3,047,430

2.2	Total number of shareholders, the top ten shareholders and the top ten shareholders not subject to trading moratorium as at the end of the reporting period

Unit: Share

Total number of shareholders	508,987

Shareholding status of top ten shareholders

				Number of
				shares held
			Total	subject to	Number of
		Shareholding	number	trading	shares pledged
Name of shareholders	Nature of shareholders	percentage	of shares	moratorium	or frozen
		(%)

Aluminum Corporation of China	State-owned	38.56	5,214,407,195	0	None
HKSCC Nominees Limited	Foreign legal person	29.02	3,924,171,434	0	Unknown
China Cinda Asset	State-owned legal person	5.92	800,759,074	0	None
Management Co., Ltd.
()
China Construction Bank Corporation	State-owned legal person	4.40	595,483,605	0	None
China Development Bank	State-owned legal person	3.07	415,168,145	0	None
Capital Corporation Ltd.
()
Baotou Aluminum (Group) Co., Ltd.	State-owned legal person	2.37	321,138,295	0	None
Lanzhou Aluminum Factory	State-owned legal person	0.59	79,472,482	0	None
Guizhou Provincial Materials	State-owned legal person	0.34	45,800,000	0	29,000,000
Development and Investment					pledged
Corporation
()
Guangxi Investment Group Co., Ltd.	State-owned	0.29	39,259,793	0	None
()
Agricultural Bank of China	Domestic non-state owned	0.15	20,000,000	0	None
- Baoying Strategic Growth Stock	legal person
Securities Investment Fund
(
)

The top ten shareholders of tradable shares not subject to trading moratorium

Number of
tradable shares
not subject
to trading
moratorium held
as at the end
Name of shareholders (in full)	of the period	Class and number of shares

Aluminum Corporation of China	5,214,407,195	RMB denominated	5,214,407,195
		ordinary shares
HKSCC Nominees Limited	3,924,171,434	Overseas listed	3,924,171,434
		foreign shares
China Cinda Assets Management Corporation	800,759,074	RMB denominated	800,759,074
		ordinary shares
China Construction Bank Corporation Limited	595,483,605	RMB denominated	595,483,605
		ordinary shares
Guokai Financial Limited Company	415,168,145	RMB denominated	415,168,145
		ordinary shares
Baotou Aluminum (Group) Co., Ltd.	321,138,295	RMB denominated	321,138,295
		ordinary shares
Lanzhou Aluminum Factory	79,472,482	RMB denominated	79,472,482
		ordinary shares
Guizhou Provincial Materials Development	45,800,000	RMB denominated	45,800,000
and Investment Corporation		ordinary shares
Guangxi Investment Group Co., Ltd.	39,259,793	RMB denominated	39,259,793
		ordinary shares
Agricultural Bank of China Limited	20,000,000	RMB denominated	20,000,000
- Baoying Strategic Growth Stock Fund		ordinary shares
(
)

Connected relationship or concert-party	The number of shares of Aluminum Corporation of China does not relationship among the above shareholders

contain the A shares of the Company held indirectly by Batou Aluminum (Group) Co., Ltd., Lanzhou Aluminum Factory, Guiyang Aluminum Magnesium Design and Research Institute Co., Ltd. and Shanxi Aluminum Plant. Aluminum Corporation of China and its subsidiaries altogether hold 5,626,277,999 shares of the Company and 41.60% of voting rights.

3	SIGNIFICANT EVENTS

3.1	Material changes in major accounting items and financial indicators and the reasons thereof

Applicable	Not Applicable

1.	Business tax and surcharges increased by 35%, mainly attributable to the incorporation of Ningxia Energy and the increase in the tax paid for the period.

2.	Loss of assets impairment decreased by 73%, mainly attributable to the decrease in the provision for inventory impairment following decrease of costs of major products of the Group.

3.	Income on fair value changes decreased by 105%, mainly attributable to the decrease of income on fair value changes arising from futures contracts held by the Group.

4.

Investment income increased by 1,555%, mainly attributable to the increase in gains from capital operation recognized by disposal of aluminum fabrication business and loss of control on Jiaozuo Wanfang.

5.

Non-operating income increased by 351%, mainly attributable to the increase in the government subsidies in relation to profit and loss received by the Group and negative goodwill incurred from the incorporation of Ningxia Energy.

6.	Non-operating expenses increased by 55%, mainly attributable to the incorporation of Ningxia Energy made by the Group.

7.	Income tax expenses increased by 104%, mainly attributable to the fact that most of the losses of the Group are unrecognized as deferred income tax assets.

8.	Notes receivables increased by 101%, mainly attributable to a proper increase in ways for settling notes in sales by the Group.

9.	Trade receivables increased by 374%, mainly attributable to the increase in accounts receivables from incorporation of Ningxia Energy and the enlarged trading volume.

10.	Prepayments increased by 116%, mainly attributable to the incorporation of Ningxia Energy and the increase in trading financing businesses.

11.	Dividends receivables decreased by 38%, mainly attributable to the recovery of cash dividends by the Group.

12.	Interests receivables increased by 14,497%, mainly attributable to the interests from the consideration of the assets transfer and the sales of equity interests to Chinalco by the Group.

13.

Other receivables increased by 208%, mainly attributable to the consideration receivable of the transfer of the aluminum fabrication production lines of Chinalco and alumina production line of Guizhou branch.

14.	Other current assets increased by 76%, mainly attributable to the purchase of short-term wealth management products from the bank to receive capital income.

15.	Construction materials increased by 157%, mainly attributable to the increase in construction materials from the incorporation of Ningxia Energy by the Group.

16.	Intangible assets increased by 146%, mainly attributable to the addition of coal exploration rights from the incorporation of Ningxia Energy by the Group.

17.	Other non-current assets increased by 309%, mainly attributable to the consideration receivable of the aluminum fabrication production lines of Chinalco and alumina production line of Guizhou branch.

18.	Financial liabilities held for trading decreased by 52%, mainly attributable to the changes in position of the futures at the end of the contract term.

19.	Notes payables increased by 93%, mainly attributable to a proper increase in ways used in settling notes during procurement to respond to a tightening money market.

20.	Trade payables increased by 74%, mainly attributable to the addition of trade payable from incorporation of Ningxia Energy and a proper extension of payment term during procurement.

21.	Advances from customers increased by 164%, mainly attributable to the enhancement of customer credit management by the Group.

22.	Staff remuneration payables increased by 55%, mainly attributable to the addition of staff remuneration from the incorporation of Ningxia Energy by the Group.

23.	Interests payables increased by 71%, mainly attributable to the increase in interest-bearing debt of the Group.

24.	Long-term loans increased by 63%, mainly attributable to the addition of long-term loans from the incorporation of Ningxia Energy by the Group.

25.	Bonds payables increased by 31%, mainly attributable to the incorporation of Ningxia Energy of the Group and the issue of long-term bonds.

26.	Long-term payables increased from nil at the beginning of the period, mainly attributable to the addition of coal resources payable from the incorporation of Ningxia Energy by the Group.

27.	Special payables increased by 138%, mainly attributable to the increase in special payables from the incorporation of Ningxia Energy by the Group.

28.

Deferred income tax debts increased from nil at the beginning of the period mainly attributable to the appreciation of the value in the recognized deferred income tax debts from the assets valuation of the acquisition of Ningxia Energy into the Group.

29.

Special reserve - safety production expenses increased by 152%, mainly attributable to the increase in special reserve from incorporation of Ningxia Energy of the Group and the increase in safety production expenses drawn by the Group.

30.	Currency translation differences decreased by 735%, mainly attributable to the changes in exchange rates of foreign currencies.

31.

Net cash flow from operating activities increased by 396% as compared with the same period last year, mainly attributable to the increase in profit margin of the Company's principal products and the enhancement of management to current assets and current liabilities through transformation of operations of cash flow.

32.

On production and operation, the production cost of alumina fell by 8.95% and that of electrolytic aluminum fell by 5.73% as compared with the same period last year during the period from January to September, mainly attributable to a strict control of cost and expenses in every aspect, and efforts in boosting its gross profit from its major businesses.

3.2	Progress of significant events and effects thereof and analysis on solutions

Applicable	Not Applicable

3.3	Implementation of undertakings by the Company and its shareholders with shareholding of 5% or more

Applicable	Not Applicable

During the A share issue of the Company in 2007, Aluminum Corporation of China (hereafter referred to as "Chinalco") undertook that the Company would acquire the pseudo-boehmite business from Chinalco within a certain period of time following the listing of the Company's A shares.

Since the market conditions for pseudo-boehmite are immature, Chinalco does not propose to inject its pseudo-boehmite business to the Company's portfolio.

When conditions become mature, Chinalco will continue to duly complete the matters undertaken within the time limit.

3.4

Warning on any potential loss in accumulated net profit for the period from the beginning of the year to the end of the next reporting period or any material change from the corresponding period last year and the reason thereof

Applicable	Not Applicable

Aluminum Corporation of China Limited*
Legal representative: Xiong Weiping
31 October 2013

4	APPENDICES

4.1	Consolidated Balance Sheet
As at 30 September 2013
Prepared by: Aluminum Corporation of China Limited*

Unit: Thousand RMB, Unaudited

Items	Closing balance	Opening balance

Current assets:
Cash and cash equivalents	11,489,064	10,191,608
Settlement reserve
Placements with banks and
other financial institutions
Held-for-trading financial assets	9,973	8,983
Bills receivable	2,388,785	1,190,643
Accounts receivable	6,760,251	1,425,219
Prepayments	9,697,264	4,481,005
Premiums receivable
Receivables from reinsurers
Deposits receivable from
reinsurance agreements
Interest receivable	182,124	1,248
Dividends receivable	118,336	189,638
Other receivables	7,800,268	2,530,189
Purchases of resold financial assets
Inventories	22,460,745	25,596,476
Non-current assets due within one year	28,000	28,000
Other current assets	5,937,672	3,373,007

Total current assets	66,872,482	49,016,016

Non-current assets:
Entrusted loans and advances granted
Financial assets available for sale
Held-to-maturity investments
Long-term receivables
Long-term equity investments	18,170,562	19,213,415
Investment properties
Fixed assets	83,115,884	81,675,584
Construction in progress	16,660,880	14,382,407
Construction materials	488,717	190,100
Disposals of fixed assets
Biological assets for production
Oil and gas assets
Intangible assets	11,063,430	4,491,491
Development expenses
Goodwill	2,359,226	2,362,735
Long-term deferred expenditures	269,970	277,702
Deferred income tax assets	2,029,914	2,116,986
Other non-current assets	5,278,281	1,290,446
Total non-current assets	139,436,864	126,000,866

Total assets	206,309,346	175,016,882

Current liabilities:
Short-term borrowings	45,378,214	40,313,218
Borrowings from central bank
Deposit taking and deposit in
inter-bank market
Placements from banks and
other financial institutions
Held-for-trading financial liabilities	6,089	12,662
Bills payable	4,198,183	2,175,710
Accounts payable	8,495,096	4,883,484
Payments received in advance	3,378,035	1,278,746
Disposal of repurchased financial assets
Handling charges and commissions payable
Staff remuneration payable	620,739	400,807
Taxes payable	414,578	452,763
Interest payable	940,015	548,381
Dividends payable	145,331	123,707
Other payables	6,170,627	6,045,854
Reinsurance accounts payable
Deposits for insurance contracts
Agent brokerage fee
Agent underwriting fee
Non-current liabilities due within one year	8,286,501	10,946,325
Other current liabilities	17,292,022	16,671,754

Total current liabilities	95,325,430	83,853,411

Non-current liabilities:
Long-term borrowings	32,370,011	19,910,787
Debentures payable	21,910,560	16,724,865
Long-term payables	1,588,887	0
Special payables	278,405	116,979
Projected liabilities	19,759	0
Deferred income tax liabilities	1,109,534	0
Other non-current liabilities	521,969	639,690
Total non-current liabilities	57,799,125	37,392,321

Total liabilities	153,124,555	121,245,732

Owner's equity (or shareholder's equity):
Paid-up capital (or share capital)	13,524,488	13,524,488
Capital reserve	13,737,029	13,987,858
Less: Treasury stock
Special reserve	232,591	92,193
Surplus reserve	5,867,557	5,867,557
General risk provision
Retained profit	8,534,758	10,380,404
Foreign currency translation differences	-145,210	-17,382
Total owner's equity attributable to
the parent company	41,751,213	43,835,118
Minority interests	11,433,578	9,936,032

Total owner's equity	53,184,791	53,771,150

Total liabilities and owner's equity	206,309,346	175,016,882

Legal Representative	Person-in-charge	Head of Accounting
of the Company:	of Accounting:	Department:
Xiong Weiping	Xie Weizhi	Lu Dongliang

Balance Sheet of the Parent Company
As at 30 September 2013
Prepared by: Aluminum Corporation of China Limited*

Unit: Thousand RMB, Unaudited

Items	Closing balance	Opening balance

Current assets:
Cash and cash equivalents	6,723,814	4,939,505
Held-for-trading financial assets
Bills receivable	574,063	651,601
Accounts receivable	2,414,059	1,516,759
Prepayments	958,813	1,145,561
Interest receivable	169,733	5,814
Dividends receivable	217,180	240,348
Other receivables	9,149,244	7,812,881
Inventories	12,415,765	12,917,041
Non-current assets due within one year	28,000	28,000
Other current assets	4,103,381	992,623

Total current assets	36,754,052	30,250,133

Non-current assets:
Financial assets available for sale
Held-to-maturity investments
Long-term receivables
Long-term equity investments	27,285,824	26,096,514
Investment properties
Fixed assets	48,043,302	52,636,716
Construction in progress	3,325,461	6,339,611
Construction materials	41,454	60,017
Disposal of fixed assets
Biological assets for production
Oil and gas assets
Intangible assets	2,493,141	2,319,689
Development expenses
Goodwill	2,330,945	2,330,945
Long-term deferred expenditures	108,442	70,829
Deferred income tax assets	1,514,756	1,525,206
Other non-current assets	4,773,175	322,430
Total non-current assets	89,916,500	91,701,957

Total assets	126,670,552	121,952,090

Current liabilities:
Short-term borrowings	25,060,000	19,370,000
Held-for-trading financial liabilities	0	11,222
Bills payable
Accounts payable	3,709,149	2,900,794
Payments received in advance	352,290	170,979
Staff remuneration payables	381,044	257,796
Taxes payable	211,843	230,190
Interests payable	759,781	421,281
Dividends payable
Other payables	3,241,826	3,598,165
Non-current liabilities due within one year	8,032,662	8,321,342
Other current liabilities	17,283,112	16,669,968

Total current liabilities	59,031,707	51,951,737

Non-current liabilities:
Long-term borrowings	6,689,408	9,147,902
Debentures payable	20,910,560	15,927,504
Long-term payables
Special payables	96,880	96,880
Projected liabilities
Deferred income tax liabilities
Other non-current liabilities	439,871	490,292
Total non-current liabilities	28,136,719	25,662,578

Total liabilities	87,168,426	77,614,315

Owner's equity (or shareholder's equity):
Paid-up capital (or share capital)	13,524,488	13,524,488
Capital reserve	14,640,495	14,401,214
Less: Treasury stock
Special reserve	89,364	25,686
Surplus reserve	5,867,557	5,867,557
General risk provision
Retained profit	5,380,222	10,518,830

Total owner's equity
(or shareholder's equity)	39,502,126	44,337,775

Total liabilities and owners' equity
(or shareholder's equity)	126,670,552	121,952,090

Legal Representative	Person-in-charge	Head of Accounting
of the Company:	of Accounting:	Department:
Xiong Weiping	Xie Weizhi	Lu Dongliang

4.2	Consolidated Income Statement
Prepared by: Aluminum Corporation of China Limited*

Unit: Thousand RMB, Unaudited

Amount from
the beginning
			Amount from	of the previous
			the beginning	year to the end
			of the year	of the reporting
		Amount for	to the end of	period of the
	Amount for	the previous	the reporting	previous year
	the period	period (July-	period (January-	(January-
Items	(July-September)	September)	September)	September)

I.	Total operating revenue	45,421,765	37,134,780	122,062,786	108,832,561
Including:	Operating revenue	45,421,765	37,134,780	122,062,786	108,832,561
Interest income
Premiums earned
Handling charges
and commission
income

II.	Total cost of operations	46,971,851	38,772,273	127,487,472	114,865,998
Including:	Operating cost	44,546,517	36,297,574	119,640,794	107,277,504
	Interest expenses
	Handling charges
	and commission
	expenses
	Returned premium
	Net expenditure
	for compensation
	payments
	Net provision for
	insurance deposits
	Policyholder dividend
	expenses
	Reinsurance costs
	Business tax and
	surcharges	87,396	73,395	259,562	192,452
	Selling expenses	480,041	525,409	1,403,571	1,482,294
	Administrative
	expenses	635,171	681,290	1,862,365	1,921,457
	Finance expenses	1,279,142	1,195,385	4,186,597	3,496,506
	Loss on assets
	impairment	-56,416	-780	134,583	495,785
Add:	Gains on
	fair value changes
	(loss stated with "-")	1,340	261,336	-2,867	55,968
	Investment income
	(loss stated with "-")	106,408	-43,170	1,860,921	112,420
Including:	Investment income
	from associated
	companies and
	joint ventures	44,395	32,600	337,567	188,510
Foreign currency
exchange gains
(loss stated with "-")

III.	Operating profit
	(loss stated with "-")	-1,442,338	-1,419,327	-3,566,632	-5,865,049
Add:	Non-operating income	266,290	89,526	1,704,485	377,625
Less:	Non-operating
	expenses	42,548	18,336	65,049	42,064
Including:	Loss from disposal
	of non-current
	assets	1,035	7,827	9,009	12,860

IV.	Total profit (total loss
	stated with "-")	-1,218,596	-1,348,137	-1,927,196	-5,529,488
Less:	Income tax expenses	70,678	-255,056	35,760	-1,011,639

V.	Net profit (net loss
	stated with "-")	-1,289,274	-1,093,081	-1,962,956	-4,517,849
	Net profit attributable to owners
	of the parent company	-1,221,846	-1,082,216	-1,845,646	-4,335,471
	Minority interests	-67,428	-10,865	-117,310	-182,378

VI.	Earnings per share:
	(i) Basic earnings per share	-0.09	-0.08	-0.14	-0.32
	(ii) Diluted earnings per share	-0.09	-0.08	-0.14	-0.32

VII.	Other comprehensive income	44,384	-23,815	-127,828	-30,121

VIII.	Total comprehensive income	-1,244,890	-1,116,896	-2,090,784	-4,547,970
	Total comprehensive income
	attributable to owners of
	the parent company	-1,203,559	-1,106,031	-1,973,474	-4,365,592
	Total comprehensive
	income attributable to
	minority shareholders	-41,331	-10,865	-117,310	-182,378

Legal Representative	Person-in-charge	Head of Accounting
of the Company:	of Accounting:	Department:
Xiong Weiping	Xie Weizhi	Lu Dongliang

Income Statement of the Parent Company
Prepared by: Aluminum Corporation of China Limited*

Unit: Thousand RMB, Unaudited

Amount from
the beginning
			Amount from	of the previous
			the beginning	year to the end
			of the year	of the reporting
		Amount for	to the end of	period of the
	Amount for	the previous	the reporting	previous year
	the period	period (July-	period (January-	(January-
Items	(July-September)	September)	September)	September)

I.	Operating revenue	11,831,897	11,713,604	35,139,908	36,082,953
Less:	Operating costs	11,807,610	11,703,287	35,153,561	36,267,775
	Business tax
	and surcharges	44,564	38,459	141,224	113,300
	Selling expenses	272,087	279,244	786,954	826,351
	Administrative
	expenses	383,680	398,046	998,735	1,112,205
	Finance expenses	763,940	680,241	2,400,179	2,032,078
	Loss on
	assets impairment	-16	-52	99,739	359,303
Add:	Gains on
	fair value changes
	(loss stated with "-")	0	160,318	11,222	42,896
	Investment income
	(loss stated with "-")	11,338	-61,923	-1,756,895	-21,435
Including:	Investment income
	from associated
	companies and
	joint ventures	0	-22,662	-4,873	-1,194

II.	Operating profit
	(loss stated with "-")	-1,428,630	-1,287,226	-6,186,157	-4,606,598
Add:	Non-operating income	147,184	40,880	676,580	189,573
Less:	Non-operating
	expenses	5,562	13,271	17,481	32,775
Including:	Loss from
	disposal of
	non-current
	assets	1,186	5,338	3,111	10,100

III.	Total profit
	(total loss stated with "-")	-1,287,008	-1,259,617	-5,527,058	-4,449,800
Less:	Income tax expenses	1,954	-289,820	-15,495	-993,487

IV.	Net profit
	(net loss stated with "-")	-1,288,962	-969,797	-5,511,563	-3,456,313

V.	Earnings per share:
	(i) Basic earnings per share
	(ii) Diluted earnings per share

VI.	Other comprehensive income

VII.	Total comprehensive income	-1,288,962	-969,797	-5,511,563	-3,456,313

Legal Representative	Person-in-charge	Head of Accounting
of the Company:	of Accounting:	Department:
Xiong Weiping	Xie Weizhi	Lu Dongliang

4.3	Consolidated Cash Flow Statement
January to September 2013
Prepared by: Aluminum Corporation of China Limited*

Unit: Thousand RMB, Unaudited

Amount from
	Amount from	the beginning
	the beginning	of the previous
	of the year	year to the end
	to the end of	of the reporting
	the reporting	period of the
	period (January-	previous year
Items	September)	(January-September)

I.	Cash flow from operating activities:
	Cash received from product sales and
	rendering of services	140,458,269	134,859,613
	Net increase in deposits from
	customers and placements from banks
	and other financial institutions
	Net increase in borrowings from central bank
	Net increase in placements from
	other financial institutions
	Cash received from premiums
	of original insurance contracts
	Net cash received from reinsurance business
	Net increase in deposits from
	policyholders and investments
	Net increase in disposal of
	held-for-trading financial assets
	Cash received from interest,
	handling charges and commissions
	Net increase in capital due to
	banks and other financial institutions
	Net increase in repurchases
	Refund of tax and levies received	103,967	26,391
	Other cash received relating
	to operating activities	2,660,834	1,625,446
	Sub-total of cash inflow
	from operating activities	143,223,070	136,511,450
	Cash paid for purchase of
	goods and receipt of services	129,819,528	127,172,878
	Net increase in loans and advances to customers
	Net increase in placements with central bank
	and other financial institutions
	Cash paid for claims on
	original insurance contracts
	Cash payment for interest, handling
	charges and commissions
	Cash payment for policyholder dividend
	Cash paid to and on behalf of employees	5,378,066	4,996,670
	Taxes and surcharges paid	2,874,983	2,600,279
	Other cash paid relating to operating activities	2,797,674	2,537,053
	Sub-total of cash outflow from
	operating activities	140,870,251	137,306,880

	Net cash flow from operating activities	2,352,819	-795,430

II.	Cash flows from investment activities:
	Cash received from disposal of investments
	Cash received from returns on investments	106,736	119,240
	Net cash received from disposal of fixed assets,
	intangible assets and other long-term assets	115,447	72,921
	Net cash received from disposal of subsidiaries
	and other operating entities	1,995,451	0
	Other cash received relating to
	investment activities	1,024,873	87,523
	Sub-total of cash inflow from
	investment activities	3,242,507	279,684
	Cash paid to acquire fixed assets,
	intangible assets and other long-term assets	6,470,264	6,416,197
	Cash paid for investment	661,775	12,971,790
	Net increase in pledged loans
	Net cash paid for acquisition of
	subsidiaries and other operating entities	5,179	0
	Other cash paid relating to investment activities	4,880,039	786,886
	Sub-total of cash outflow from
	investment activities	12,017,257	20,174,873

	Net cash flows from investment activities	-8,774,750	-19,895,189

III.	Cash flow from financing activities:
	Proceeds received from investments	53,808	5,300
Including:	Proceeds received by subsidiaries
	from minority shareholders'
	investment	53,808	0
Cash received from borrowings	57,055,842	70,223,411
Cash received from issue of debentures	20,000,000	11,000,000
Other cash received relating to
financing activities	393,874	0
Sub-total of cash inflow from
financing activities	77,503,524	81,228,711
Cash paid for repayment	65,354,342	56,135,849
Cash paid for dividend and profit
distribution or interest repayment	4,243,805	3,938,323
Including:	Dividend and profit paid
	by subsidiaries to
	minority shareholders	102,275	0
	Other cash paid relating to financing activities	123,933	3,777,878
	Sub-total of cash outflow from
	financing activities	69,722,080	63,852,050

	Net cash flows from financing activities	7,781,444	17,376,661

IV.	Effect on cash and cash equivalents due to
	change in foreign currency exchange rate	106,275	-54,921

V.	Net increase in cash and cash equivalents	1,465,788	-3,368,879
Add:	Balance of cash and
	cash equivalents at
	the beginning of the period	9,063,593	10,591,306

VI.	Balance of cash and cash equivalents at
	the end of the period	10,529,381	7,222,427

Legal Representative	Person-in-charge	Head of Accounting
of the Company:	of Accounting:	Department:
Xiong Weiping	Xie Weizhi	Lu Dongliang

Cash Flow Statement of the Parent Company
January to September 2013
Prepared by: Aluminum Corporation of China Limited*

Unit: Thousand RMB, Unaudited

	Amount from	Amount from
	the beginning	the beginning
	of the year	of the previous
	to the end of	year to the end
	the reporting	of the reporting
	period (January-	period (January-
Items	September)	September)

I.	Cash flow from operating activities:
	Cash received from product sales
	and rendering of services	40,334,526	43,848,285
	Refund of tax and levies received	27,611	26,293
	Other cash received relating to
	operating activities	598,432	525,331
	Sub-total of cash inflow from
	operating activities	40,960,569	44,399,909
	Cash paid for purchase of goods and
	receipt of services	33,084,803	37,416,824
	Cash paid to and on behalf of employees	3,355,932	3,527,233
	Taxes and surcharges paid	1,659,102	1,639,144
	Other cash paid relating to operating activities	2,467,274	1,687,107
	Sub-total of cash outflow from
	operating activities	40,567,111	44,270,308

	Net cash flow from operating activities	393,458	129,601

II.	Cash flows from investment activities:
	Cash received from disposal of investments
	Cash received from returns on investments	68,142	47,535
	Net cash received from disposal of fixed assets,
	intangible assets and other long-term assets	62,605	67,074
	Net cash received from disposal of subsidiaries
	and other operating entities	2,489,341	0
	Other cash received relating to
	investment activities	986,540	172,809
	Sub-total of cash inflow from
	investment activities	3,606,628	287,418
	Cash paid to acquire fixed assets, intangible
	assets and other long-term assets	1,464,863	2,631,184
	Cash paid for investment	1,093,629	5,924,501
	Net cash paid for acquisition of
	subsidiaries and other operating entities	3,347,715	0
	Other cash paid relating to investment activities	5,483,378	361,242
	Sub-total of cash outflow from
	investment activities	11,389,585	8,916,927

	Net cash flows from investment activities	-7,782,957	-8,629,509

III.	Cash flows from financing activities:
	Proceeds received from investments
	Cash received from borrowings	25,840,000	28,598,000
	Cash received from bond issue	20,000,000	11,000,000
	Other cash received relating to
	financing activities	536,297	0
	Sub-total of cash inflow from
	financing activities	46,376,297	39,598,000
	Cash paid for repayment	34,259,600	26,149,000
	Cash paid for dividend and profit
	distribution or interest repayment	2,437,947	2,448,507
	Other cash paid relating to financing activities	89,265	3,493,951
	Sub-total of cash outflow from
	financing activities	36,786,812	32,091,458

	Net cash flows from financing activities	9,589,485	7,506,542

IV.	Effect on cash and cash equivalents due to
	change in foreign currency exchange rate	-4,236	-3,456

V.	Net increase in cash and cash equivalents	2,195,750	-996,822
Add:	Balance of cash and cash
	equivalents at the beginning
	of the period	4,396,234	4,006,936

VI.	Balance of cash and cash equivalents at
	the end of the period	6,591,984	3,010,114

Legal Representative	Person-in-charge	Head of Accounting
of the Company:	of Accounting:	Department:
Xiong Weiping	Xie Weizhi	Lu Dongliang

As at the date of this announcement, the members of the Board of Directors comprise Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Liu Xiangmin and Mr. Jiang Yinggang (Executive Directors); Mr. Liu Caiming and Mr. Wang Jun (Non-executive Directors); Mr. Wu Jianchang, Mr. MA Si-hang, Frederick and Mr. Wu Zhenfang (Independent Non-executive Directors).

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Xu Bo, Company Secretary